FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated July 12, 2011
2	Letter to the Buenos Aires Stock Exchange dated July 12, 2011

Item 1

Buenos Aires, July 12, 2011

Messrs
Buenos Aires Stock Exchange

Re:	Notification of significant economic event – Sale of 1,697,461 shares of YPF, S.A. by Repsol YPF, S.A.

Dear Sirs:

In compliance with current legislation, we are writing to you to report that our shareholder Repsol YPF S.A. (“Repsol”) has agreed with BBVA Banco Frances, S.A. and Raymond James Argentina Sociedad de Bolsa, S.A. (collectively, the “Agents”) a sale instruction pursuant to which the Agents have received from certain investors irrevocable orders to purchase up to 1,697,461 Class “D” shares representing zero point forty three percent (0.43%) of YPF, S.A.’s share capital and votes of (the “Shares”) at a price of one hundred seventy seven pesos (Ps. 177) per share (the “Offering Price”).

The sale of the Shares shall be made by Repsol through the Agents in accordance with the procedures established by Circular No. 3338 dated October 17, 1996 and supplementary regulations of the Mercado de Valores de Buenos Aires S.A. (“MERVAL”) relating to block sales (the “Block Sale”).

Repsol agrees not to complete any sales of Class D common shares of YPF S.A. belonging to it to institutional and/or retail investors on the Argentine stock market for a period of 60 days as of today’s date at a price below the Offering Price.  Repsol reserves the right to make available additional Class D shares through the Agents for sale in the auction process in such quantities it deems appropriate.

Yours faithfully,

_________________
Mauro Dacomo
Attorney in fact

Item 2

Buenos Aires, July 12, 2011

Messrs
Buenos Aires Stock Exchange

Re:	Notification of significant economic event – Sale of 1,985,823 shares of YPF, S.A. by Repsol YPF, S.A.

Dear Sirs:

In compliance with current legislation, we write to you to inform you that, as per the sales instructions issued by the shareholder Repsol YPF, S.A. (“Repsol”) reported as a significant economic event on today’s date, said shareholder sold 1,985,823 Class “D” shares representing zero point fifty percent (0.50%) of the share capital and votes of YPF, S.A. at a price of one hundred seventy seven pesos (Ps. 177) per share, in accordance with the procedures established by Circular No. 3338 dated October 17, 1996 and supplementary regulations of the Mercado de Valores de Buenos Aires, S.A. relating to block sales.

Additionally, we inform you that on today’s date a Prospectus Supplement will be filed with the U.S. Securities and Exchange Commission (“SEC”) in accordance with the provisions of the U.S. Securities Act of 1933.

Yours faithfully,

________________
Mauro Dacomo
Attorney in fact
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 12, 2011	By:	/s/ Mauro Dacomo
	Name:	Mauro Dacomo
	Title:	Attorney in Fact